UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of November, 2004

                            GRUPO TELEVISA, S.A.
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              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
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                  (Address of principal executive offices)




     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

             Form 20-F     X                      Form 40-F
                        -------                              -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                                  No     X
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     (If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 .)

[LOGO - TELEVISA]                                PRESS RELEASE
                                                 FOR IMMEDIATE RELEASE
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                     GRUPO TELEVISA FORMS STRATEGIC ALLIANCE
                         WITH HISPANIC PUBLISHING GROUP


Mexico City, November 10, 2004 - Grupo Televisa, S.A. ("Televisa" or "the Company", NYSE: TV; BMV: TLEVISACPO) and Hispanic Publishing Group ("HPG"), a leading publishing company in the US Hispanic market, today announced a strategic alliance under which Televisa will acquire 51% of a new company, which will be called Hispanic Publishing Associates, while HPG will retain a 49% equity stake.

With this strategic alliance, Editorial Televisa, the largest Spanish-speaking publisher in the world, will have in its portfolio its first two English-written magazines for Hispanics in the US: Hispanic Magazine, with a circulation of 280,000, and Hispanic Trends, with a circulation of 75,000. These two titles will complement Televisa's US strategy by permitting access to new general market advertisers interested in the US Hispanic community.

Grupo Televisa, S.A. is the largest media company in the Spanish-speaking world, and a major player in the international entertainment business. It has interests in television production and broadcasting, programming for pay television, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and show business promotions, feature film production and distribution, and the operation of a horizontal Internet portal. Grupo Televisa also has an unconsolidated equity stake in Univision, the leading Spanish-language television company in the United States.

This press release contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in "Item 3. Key Information - Forward-Looking Statements" in the Company's Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


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Contacts:
    MICHEL BOYANCE / ALEJANDRO EGUILUZ
    Grupo Televisa, S.A.
    Av. Vasco de Quiroga No. 2000
    Colonia Santa Fe
    01210 Mexico, D.F.
    (5255) 5261-2000

                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             GRUPO TELEVISA, S.A.
                                             --------------------------------
                                                  (Registrant)


Dated: November 12, 2004                     By /s/ Jorge Lutteroth Echegoyen
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                                             Name:  Jorge Lutteroth Echegoyen
                                             Title: Controller, Vice-President